SECOND AMENDMENT TO CREDIT AGREEMENT

        SECOND AMENDMENT, dated as of October 20, 1994 (this "Second Amendment"), among the signatories hereto to the Credit Agreement, dated as of June 24, 1993 (as previously amended by that certain First Amendment thereto, dated as of December 23, 1993, the "Credit Agreement"), among International Mill Service, Inc., a Pennsylvania corporation (the "Borrower"), EnviroSource, Inc., a Delaware corporation (the "Parent"), the lenders parties thereto (the "Lenders"), Banque Paribas, a banking organization organized under the laws of the Republic of France, Credit Lyonnais New York Branch, the New York branch of a banking organization organized under the laws of the Republic of France, and Chemical Bank, a New York banking corporation, as co-agents for the Lenders (in such capacity, the "Co-Agents"), and Chemical Bank, as administrative agent for the Lenders (in such capacity, the "Administrative Agent").


                           W I T N E S S E T H :


        WHEREAS, the Borrower has requested and the Administrative Agent, the Co-Agents and the Lenders have agreed to amend certain provisions of subsection 7.8 of the Credit
Agreement upon the terms and subject to the conditions set forth herein; and

        WHEREAS, the Administrative Agent, the Co-Agents and the Lenders have agreed to such amendments only upon the terms and subject to the conditions set forth herein;

        NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties hereto hereby agree as follows:

        i.   Defined Terms.  Terms defined in the Credit
           Agreement are used herein with the meanings set forth in the Credit Agreement unless otherwise defined herein.


        ii.       Subsection 7.8 (Limitation on Dividends).
                Subsection 7.8 of the Credit Agreement is hereby amended
                by:


        (a) deleting clause (b) of such subsection in its entirety and inserting in lieu thereof the following new clause:

           "(b) subject to clause (e) below, the Parent may redeem or repurchase its Class G Preferred Stock if and only if the Parent has achieved a ratio of (A) EBITDA for the four fiscal quarter period most recently ended for which financial statements are available and have been delivered to the Lenders as required by the terms hereof, less $15,000,000 to (B) Cash Interest for such period, equal to or greater than the ratio for such period set forth on Schedule VII (1) prior to the first anniversary of the Closing Date, by spending for such redemptions or repurchases up to an aggregate amount of $5,000,000, (2) during the period commencing on the first anniversary of the Closing Date and ending on the second anniversary of the Closing Date, by spending for such redemptions or repurchases up to an aggregate amount of $12,500,000 plus the amount, if any, permitted under clause (1) above and not used, and (3) at any time after the second anniversary of the Closing Date, by spending for such redemptions or repurchases up to an aggregate amount of $12,500,000 plus the amount, if any, permitted under clauses (1) and (2) above and not used;" and

        (b) deleting clause (e) in its entirety from such subsection and inserting, in lieu thereof, the following new clause:

           "(e) the Parent in addition to any redemptions permitted pursuant to clause (b) above may redeem or repurchase its Class G Preferred Stock by spending for such redemptions or repurchases an aggregate amount up to $11,500,000; provided, that any amount permitted to be redeemed or repurchased pursuant to this clause (e) which exceeds $5,000,000 shall reduce by an equal amount the amount permitted to be redeemed or repurchased pursuant to clause (b)(2) above and for purposes of clause (b)(3) above shall be deemed to have been used during the period commencing on the First Anniversary of the Closing Date and ending on the Second Anniversary of the Closing Date;".

        iii. Amendment Fee. The Borrower hereby agrees to pay to the Administrative Agent on the date of effectiveness of this Second Amendment, an amendment fee for the ratable account of each Lender in an aggregate amount equal to $60,000.


        iv. Representations and Warranties. Other than with respect to certain recorded unusual losses during the fiscal quarter ended December 31, 1993, which losses have been disclosed to the Administrative Agent, the Co-Agents and the Lenders and may be deemed to constitute a "development or event which has had or could reasonably be expected to have a Material Adverse Effect" since March 31, 1993 under subsection 4.2 of the Credit Agreement (as to which the Parent and the Borrower make no representation or warranty), the representations and warranties of the Parent or the Borrower set forth in the Credit Agreement or which are contained in any certificate, document or financial or other statement furnished pursuant to or in connection with the Credit Agreement are true and correct in all material respects on and as of the date hereof with the same effect as if made on the date hereof and no Default or Event of Default has occurred and is continuing under the Credit Agreement both before and after giving effect to this Second Amendment.


        v. Conditions to Effectiveness. This Second Amendment shall become effective as of the date first above written when (a) counterparts hereof shall have been duly executed and delivered by each of the parties hereto and (b) the Administrative Agent shall have received the fees referred to in Section 3 hereof.


        vi. Continuing Effects. Except as expressly amended or waived hereby, each of the Credit Agreement and the other Loan Documents shall continue to be and shall remain in full force and effect in accordance with its terms.


        vii. Expenses. The Borrower hereby agrees to pay and reimburse the Administrative Agent for all of its out-of-pocket costs and expenses incurred in connection with the negotiation, preparation, execution, and delivery of this Second Amendment, including the fees and expenses of counsel to the Administrative Agent.


        viii. Counterparts. This Second Amendment may be executed on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument.


        ix.       GOVERNING LAW.  THIS SECOND AMENDMENT SHALL BE
                GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.


        IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

                              INTERNATIONAL MILL SERVICE, INC.


                              By: George Milano /s/
                                 Title: Vice President

                              ENVIROSOURCE, INC.


                              By: George Milano /s/
                                 Title: Vice President


                              CHEMICAL BANK,
                                as Administrative Agent, as a
                                Co-Agent and as a Lender


                              By: William Ewing, III /s/
                                 Title: Managing Director

                              BANQUE PARIBAS,
                                as a Co-Agent and as a Lender


                              By: Pierre-Jean de Filippis /s/
                                 Title: General Manager


                              By: J. N. MacDowell /s/
                                 Title: Vice President


                              CREDIT LYONNAIS NEW YORK BRANCH, as
                              a Co-Agent and as a Lender


                              By: Fred Haddad /s/
                                 Title: Sr. Vice President


                              NATIONSBANK OF TEXAS, N.A.


                              By: Scott Jackson /s/
                                 Title: